Contact

www.linkedin.com/in/
lindseyloftusjones (LinkedIn)

Top Skills

Digital Marketing
Management
Paid Media Advertising

Lindsey Jones

Co-CEO + Head of Marketing at Goal Five
United States

Summary

Hardworking, passionate leader with strong organizational
management and over 10 years experience leading high-growth
companies to achieve DBL. Excels at building and managing goal-
oriented teams.

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Experience

Goal Five
Co-CEO + Head of Marketing
August 2016 - Present (6 years 5 months)
Oakland, California

Goal Five is the sports brand for her. Our mission is to celebrate, elevate
and inspire female athletes' greatness. We craft premium apparel designed
specifically for women and exist to achieve gender equality in sport. Shop Goal
Five at www.goalfive.com.

Upward Roots
Co-Founder & Executive Director
January 2010 - September 2016 (6 years 9 months)
Oakland, California

Upward Roots is an Oakland-based non-profit organization that empowers
youth to be changemakers in their communities. Working with exclusively
with Title 1 Schools, thousands of students have led service projects to
make a positive difference in their communities. Visit Upward Roots at
www.upwardroots.org.

Bay Area Women's Sports Initiative (BAWSI)
National Athlete Engagement Director
April 2013 - December 2014 (1 year 9 months)
San Jose, California

BAWSI mobilizes the women's sports community to engage, inspire, and
empower children who need it the most. Assisted with organization re-brand
and spearheaded the mobilization of an active female athlete community as
changemakers nationwide. Defined vision and immediate implementation plan,

as well as two-year growth goals, objectives and high level strategic plan for national athlete engagement.

Right To Play
Development and Athlete Relations Manager
January 2010 - December 2011 (2 years)
Oakland, California

Right To Play (RTP) is an international NGO that empowers vulnerable children to overcome the effects of war, poverty, and disease around the world through play. Responsible for fundraising and event project management. Developed alternative fundraising plan, led customer relation management, donor tracking, cultivation, and stewardship. Launched Bay Area network of professional and Olympic athletes to leverage the power of many for the benefit of RTP.

Saint Mary's College of California
Associate Head Women's Soccer Coach
January 2007 - December 2009 (3 years)
Moraga, California

Managed athletic aid budget, conducted online marketing and video editing. Mentored student-athletes and served as academic liaison. Launched leadership council, developed overall team strategy and individual goals.

Northwestern University
Assistant Women's Soccer Coach
July 2005 - July 2006 (1 year 1 month)
Evanston, Illinois

Led recruiting for Division I soccer program competing in the Big Ten Conference. Responsible for team's defensive strategy and team building.

Women's National Soccer League (WNSL)
Professional Women's Soccer Player
January 2004 - July 2005 (1 year 7 months)

Played professionally in the top women's soccer league in Australia, formerly known as the Women's National Soccer League (WNSL) for New South Wales.

Women's United Soccer Association (WUSA)
Professional Women's Soccer Player
October 2002 - December 2003 (1 year 3 months)
Uniondale, New York

Played in the first iteration of the women's professional soccer league in the US, the Women's United Soccer Association (WUSA) for San Jose CyberRays and New York Power.

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Education

University of Notre Dame
Bachelor of Arts (BA), Double Major in Pyschology and Sociology · (1998 - 2002)

Saint Mary's College of California
Master of Arts (MA), Leadership · (2007 - 2009)

National Soccer Coaches Association of America
Advanced National Diploma